

January 10, 2011

Mr. Tom Anderson
President, Chief Executive Officer and Chief Financial Officer
Novint Technologies, Inc.
4109 Bryan Avenue, NW
Albuquerque, NM 87114

      Re: Novint Technologies, Inc.
              Form 10-K/A for the Fiscal Year Ended December 31, 2008
              Filed April 23, 2009
              Form 10-Q for the Quarterly Period Ended September 30, 2009
              Filed November 23, 2009
              File No. 000-51783

Dear Mr. Anderson:

We have reviewed your letter dated December 8, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 4, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 3 – Prepaid Expenses, page F-10

1.   We note in your response to prior comment 2 that the majority of your prepaid royalties relate to an agreement with Electronic Arts (EA) under which you planned to release seven games. Additionally, you expected "a large amount of marketing value" associated with the EA games that were customized for the Falcon. We further note that as of September 30, 2009, only one of the games under the EA agreement had been released. Please address the following additional issues:

- Confirm whether, as of September 30, 2009, you had a signed agreement with EA and whether the provisions of the agreement supported the existence of your prepaid royalty balance. In this regard, tell us whether terms of the agreement include any time limitations associated with receiving the benefit of the prepaid royalties.
- Explain why you have only released one of the seven games that were included in the EA agreement.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief